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PROSPECTUS SUPPLEMENT (To Prospectus dated April 4, 2003)	Filed pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933

Registration Statement No. 333-61386

ADVANSTAR, INC.

15% Series B Senior Discount Notes Due 2011

Recent Developments

        Set forth below is certain information released by our subsidiary, Advanstar Communications Inc., concerning its 2003 results. The information set forth below relates solely to Advanstar Communications Inc. and does not reflect the consolidated results of Advanstar, Inc. Advanstar, Inc.'s consolidated results also reflect the interest on the 15% Series B Senior Discount Notes Due 2011 and the results of Advanstar, Inc.'s subsidiary, Advanstar.com

        Revenue for Advanstar Communications Inc. for 2003 of $323.7 million increased 5.4% from $307.2 million in 2002. Operating results improved from an operating loss of $24.2 million in 2002 (which included a $37.2 million provision for the write-off of a note from our affiliated dot.com company) to operating income of $26.8 million in 2003 while the loss before cumulative effect of accounting change improved from $57.5 million in 2002 to $49.4 million in 2003.

        Cash flows provided by operating activities was $45.8 million in 2003, compared to $24.3 million in 2002. The improvement was due largely to a favorable change in the timing and flows of working capital.

        This improvement in operating results was achieved despite three items with an aggregate adverse effect of $7.3 million. These include a $2.8 million insurance recovery received in 2002 for trade show losses suffered in the terrorist attacks of September 11, 2001; restructuring charges in 2003 totaling $2.7 million to consolidate space in both our New York and U.K. offices; and $1.8 million fourth quarter charges related to venue space arrangements for our tradeshows.

Segment Operating Summary

Trade Shows and Conferences:

        Revenue from trade shows and conferences declined $3.6 million, or 2.2%, to $155.5 million in 2003 from $159.1 million in 2002. Trade shows and conferences serving markets other than technology performed well in a difficult 2003. Total trade show square footage for these non-technology events was essentially flat, declining 1.0% while revenue increased 5.8% in 2003 over 2002. Revenue for the MAGIC events increased approximately 4.2% over 2002. Strong performances also came from our trade shows serving the beauty, home entertainment, licensing, travel and powersports markets. We are also encouraged by the growth in attendance at many of our key events in 2003. Our trade shows serving technology markets continue to suffer from the curtailment of marketing expenditures by technology companies, with revenue declining 27% from 2002. These events made up approximately 13% of our total square footage and 19% of total trade show revenue in 2003.

        Contribution margin from trade shows and conferences declined $6.9 million, or 8.6%, to $74.0 million in 2003 from $80.9 million in 2002. Strong performances by events serving the fashion, beauty, home entertainment, licensing and powersports markets were offset by the impact of the $2.8 million insurance recovery received in the last half of 2002, the $1.8 million fourth quarter charges related to venue space arrangements and continued declines in our events serving technology markets.

Publications:

        Revenue from publications increased $21.1 million, or 16.1% to $152.2 million in 2003 from $131.1 million in 2002. The acquisitions of the Thomson healthcare properties in October of 2003 and Healthcare Traveler in October of 2002 resulted in increased revenue of approximately $23.8 million between 2002 and 2003. Publications in a wide array of our markets continued their solid recovery, particularly those serving the beauty, healthcare, home entertainment, licensing, pharmaceutical, science, golf/landscape, veterinary and automotive markets. Revenue from technology and travel publications declined $10.3 million or 26% from 2002 as advertising pages continued to decline in these markets. Excluding the effect of acquisitions, technology and travel, advertising pages increased 10.3% and revenue increased 8.3% across all our other markets.

        Contribution margin from publishing of $47.1 million increased $10.7 million, or 29.4% over 2002. This increase was primarily due to the strong performance of the publication groups discussed above and the acquisition of the Thomson publications partially offset by declines in our publications serving the technology and travel markets.

Marketing Services and Other:

        Revenue from marketing services and other of $16.0 million declined 5.8% from $17.0 million in 2002 primarily due to softness in classified and recruitment advertising. Contribution margin from marketing services and other of $6.7 million decreased $0.8 million from 2002 due to certain investments in sales staff resources dedicated to developing our small space advertiser page opportunities.

        Department and support costs of $5.9 million increased $0.7 million from 2002 due to increased departmental production staff related to the Thomson acquisition.

Advanstar Communications Inc.
Summary Financial Information
(Unaudited)

	Year Ended December 31,
	2003	2002
In thousands
Revenue:
Trade shows and conferences	$155,507	$159,075
Publications	152,157	131,106
Marketing services and other	16,009	17,002

Total revenue	323,673	307,183

Contribution margin (1):
Trade shows and conferences	73,981	80,865
Publications	47,061	36,364
Marketing services and other	6,655	7,489
Department and support costs	(5,881)	(5,218)

Total contribution margin	121,816	119,500
General and administrative expenses	34,555	35,027
Restructuring charge	2,692	—
Provision and funding of affiliated dot.com company operations	1,121	39,587
Depreciation and amortization	56,603	69,132

Operating income (loss)	$26,845	$(24,246)
Loss before cumulative effect of accounting Change	$(49,448)	$(57,522)
Cash flows provided by (used in):
Operating activities	$45,848	$24,275
Investing activities	(145,333)	(31,155)
Financing activities	110,236	(15,388)

(1)
Contribution margin is defined as net revenue less cost of production and selling, editorial and circulation costs.

Advanstar Communications Inc.
Statements of Operations
(Unaudited)

	Year Ended December 31,
	2003	2002
In thousands
Revenue	$323,673	$307,183

Operating expenses:
Costs of production	68,524	62,838
Selling, editorial and circulation	133,333	124,845
General and administrative	34,555	35,027
Restructuring charge	2,692	—
Provision and funding of affiliated dot.com company operations	1,121	39,587
Depreciation and amortization	56,603	69,132

Total operating expenses	296,828	331,429

Operating income (loss)	26,845	(24,246)
Other income (expense):
Interest expense, net	(58,103)	(51,211)
Write-off of deferred financing Costs	(11,324)	—
Other income (expense), net	486	2,931

Income (loss) before income tax expense and minority interests	(42,096)	(72,526)
Provision (benefit) for income taxes	6,725	(15,478)
Minority interests	(627)	(474)

Income (loss) before cumulative effect of accounting change	(49,448)	(57,522)

Cumulative effect of change in accounting	—	(66,817)

Net income (loss)	$(49,448)	$(124,339)

        This prospectus supplement, together with the prospectus, is to be used (1) by Credit Suisse First Boston Corporation in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale (in which case Credit Suisse First Boston Corporation may act as principal or agent) and (2) by DLJ Investment Partners II, L.P. and the following related funds: DLJ Investment Partners, L.P., DLJIP II Holdings, L.P., or any other selling security holder that may be named in an accompanying prospectus supplement, in connection with sales in over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing prices or at negotiated prices. See "Plan of Distribution" in the prospectus.

March 4, 2004

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ADVANSTAR, INC.
Advanstar Communications Inc. Summary Financial Information (Unaudited)
Advanstar Communications Inc. Statements of Operations (Unaudited)